UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03014952

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Freedom Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11422 Miracle Hills Drive, Suite 501
(No. and Street)

Omaha (City) NE (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Albert G. Lowenthal (212) 668-5782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. DC

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freedom Investments, Inc., as of December 31, 2002, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman & Chief Executive Officer

Title

Notary Public

GINA FIGGIANI
Notary Public, State of New York
No. 01FI6018187
Qualified in Kings County
Commission Expires 01/04/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Freedom Investments, Inc.

Statement of Financial Condition

As of December 31, 2002

Freedom Investments, Inc.
Index to Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of
Freedom Investments, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Freedom Investments, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2003

Freedom Investments, Inc.

Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents		$ 2,841,325
Cash segregated in compliance with federal and other regulations		5,266,000
Receivable from customers		1,417,460
Securities owned - at market value		
U.S. Government and agency obligations	$ 419,758	
Stocks and warrants	318,794	
		738,552
Fixed assets, at cost less depreciation and amortization of $1,371,349		1,752,344
Other assets		178,035
Total assets		12,193,716
Liabilities and Stockholder's Equity		
Due to Parent		
Omnibus	401,927	
Other	152,408	554,335
Securities sold, not yet purchased - at market value		
Stocks and warrants		2,598
Payable to customers		5,514,872
Accounts payable, accrued expenses and other liabilities		1,232,538
Total liabilities		7,304,343
Stockholder's Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		7,104,347
Accumulated deficit		(2,215,974)
		4,889,373
Total Stockholder's Equity		$ 12,193,716

The accompanying notes are an integral part of this financial statement.

1. Organization

Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's principal activities include retail sales of corporate, municipal, United States government and agency, and mortgage-related securities, options and mutual funds. The Company is a member of the National Association of Securities Dealers, Inc. The Company provides on line dollar-based equity investing as well as discount brokerage services to individual investors throughout the United States as well as services to independent financial consultants.

The Company is a wholly owned subsidiary of Fahnestock & Co. Inc. ("the Parent"), whose ultimate Parent is Fahnestock Viner Holdings Inc. ("FVH"), a Canadian public corporation.

The Parent intends to make additional capital contributions, as necessary, to fund operating losses and to ensure the Company has sufficient operating resources to continue its operations.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities owned and the investment are recorded on a trade date basis, and are valued at market.

Depreciation and amortization of fixed assets is provided on the straight line basis generally over 3 years and leasehold improvements are amortized over the shorter of 5 years or the life of the lease. Fixed assets primarily relate to computer hardware and software.

All securities transactions are cleared through the Parent.

The Company considers its investment in money market funds to be cash equivalents.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $250,000 or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $2,877,084, which exceeded minimum capital requirements by $2,627,084.

4. Commitments

The Company has operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2013. The Company also has capitalized leases for equipment. Assets recorded under capitalized leases are included in fixed assets in the Statement of Financial Condition.

Future minimum rental commitments under such operating and capitalized leases are as follows:

Year ending December 31,	
2003	$ 643,696
2004	358,428
2005	380,863
2006	412,272
2007 and thereafter	1,477,308

5. Income Taxes

The Company is included in FVH's consolidated Federal income tax return, and its income tax provision is computed on a pro rata basis.

6. Related Party Transactions

The Company has a clearing agreement with the Parent to clear its security transactions on both a fully disclosed and omnibus basis. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In addition, approximately $624,000 of cash and cash equivalents, securities owned and investments are held in its brokerage account with the Parent. The Parent may rehypothecate these securities.

7. Acquisitions

On March 12, 2002, the Company acquired the business operated by BUYandHOLD Securities Corporation and affiliates for cash consideration of $2,297,000. BUYandHOLD is an online brokerage business headquartered in Edison, NJ, which provides its customers with a dollar-based investing platform. BUYandHOLD operates as a division of Freedom Investments, Inc. and its results since the date of acquisition have been included in these financial statements. The combination of the Freedom and BUYandHOLD technology platforms provides clients with a comprehensive and diversified suite of financial services online. The following table summarizes the estimated fair value of assets acquired.

Securities owned, at market value	$ 297,000
Fixed assets	2,000,000
Purchase price paid	$ 2,297,000